Ex12c
                                  IDACORP, Inc.
                       Consolidated Financial Information
Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements



                                            Twelve Months Ended December 31,
                                                 (Thousands of Dollars)
                                          1997         1998        1999        2000          2001

Earnings, as defined:
  Income before  income taxes        $  133,570    $ 133,806   $ 137,021   $ 210,701    $  189,860
  Adjust for distributed income of
  equity investees                       (3,943)      (4,697)       (837)     (3,116)       (1,620)
  Equity in loss of equity method
  investments                                 0          458         435         186           296
  Minority interest in losses of
  majority owned subsidiaries                 0         (125)        (37)     (1,468)         (612)
  Supplemental fixed charges and
  preferred dividends, as below          72,208       72,496      74,800      75,800        86,818

     Total earnings, as defined      $  201,835    $ 201,938   $ 211,382   $ 282,103    $  274,742

Fixed charges, as defined:
  Interest charges                   $   60,761    $  60,677   $  62,975   $  63,339    $   75,305
  Preferred stock dividends of
  subsidiaries-gross up-IDACORP
  rate                                    7,891        8,445       8,313       8,886         8,142
  Rental interest factor                    982          801         955       1,036         1,587
     Total fixed charges                 69,634       69,923      72,243      73,261        85,034
  Supplemental increment to fixed
    charges*                              2,574        2,573       2,557       2,539         1,784


  Supplemental fixed charges             72,208       72,496      74,800      75,800        86,818
  Preferred dividends requirements            0            0           0           0             0

     Total combined supplemental
     fixed charges and preferred
     dividends                       $   72,208    $  72,496   $  74,800   $  75,800    $   86,818

Supplemental ratio of earnings to
combined fixed charges and
preferred dividends                       2.80x        2.79x       2.83x       3.72x         3.16x

*Explanation of increment - Interest on the guaranty of American Falls
       Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.


